UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2017 (Report No. 1)

Commission file number: 001- 38041

Therapix Biosciences Ltd.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Giv’atayim 5320047, Israel

Tel:  972-3-6167055, Fax: 972-3-6167056

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

On October 25, 2017, Therapix Biosciences Ltd. (“Therapix”) convened its previously announced 2017 Annual General Meeting of Shareholders (the “Annual Meeting”). However, the quorum of three or more shareholders present, personally or by proxy, who hold or represent together more than 30% of the voting rights of Therapix’s issued share capital required to conduct the Annual Meeting was not present. Accordingly, pursuant to Therapix’s articles of association, the Annual Meeting has been adjourned to November 1, 2017. The adjourned Annual Meeting will be held at Therapix’s offices at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Giv’atayim 5320047, Israel at 3:00 p.m. (Israel time).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Josh Blacher
Name:	Josh Blacher
Title:	Chief Financial Officer

Date: October 25, 2017

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